Mail Stop 4561

August 7, 2009

Douglas G. Bergeron
Chief Executive Officer
Verifone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re:** **Verifone Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 14, 2009**
> **File No. 001-32465**

Dear Mr. Bergeron:

We have reviewed your response letter dated July 24, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 10, 2009.

Form 10-K for the Fiscal Year Ended October 31, 2008

Critical Accounting Estimates

Goodwill, page 55

1. Your response to prior comment number 3 indicates you believe a detailed quantitative sensitivity analysis would be inappropriate due to the complexity of the judgments and determinations involved in the assessment of the valuation of goodwill. Please tell us whether your valuation methodologies are particularly sensitive to any of your assumptions or whether a hypothetical change of XX% in the fair value of any of your reporting units would result in the failure of step 1 of

an impairment test under SFAS 142. Similar concerns apply to your analysis of providing a sensitivity analysis with respect to your long-lived assets.

Item 8. Financial Statements and Supplemental Data

Note 15. Quarterly Financial Information (Unaudited) (Revised), page 109

2. We note you appear to have considered several qualitative factors in concluding that amendments to previously filed Form 10-Qs were not required for the clerical error related to foreign currency exchange effects on cash and cash equivalents. Please expand upon your conclusion that the clerical error did not mask a significant trend in your operating cash flows. In this regard, we note that prior to the clerical error you reported positive cash flows from operations for the nine months ended July 31, 2009 versus negative cash flows from operations after adjusting for the error.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief